UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)*
BIOFUEL ENERGY CORP.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)

Greenlight Capital, L.L.C. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000
August 27, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 817,612
9 Sole Dispositive Power 0
10 Shared Dispositive Power 817,612
11	Aggregate Amount Beneficially Owned by Each Reporting Person 817,612
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 13.6%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,783,535
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,783,535
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,535
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.6%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Greenlight Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 168,198
9 Sole Dispositive Power 0
10 Shared Dispositive Power 168,198
11	Aggregate Amount Beneficially Owned by Each Reporting Person 168,198
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Greenlight Capital Qualified, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 649,414
9 Sole Dispositive Power 0
10 Shared Dispositive Power 649,414
11	Aggregate Amount Beneficially Owned by Each Reporting Person 649,414
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Greenlight Capital Offshore Partners
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 965,923
9 Sole Dispositive Power 0
10 Shared Dispositive Power 965,923
11	Aggregate Amount Beneficially Owned by Each Reporting Person 965,923
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.1%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 425,239
9 Sole Dispositive Power 0
10 Shared Dispositive Power 425,239
11	Aggregate Amount Beneficially Owned by Each Reporting Person 425,239
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 265,747
9 Sole Dispositive Power 0
10 Shared Dispositive Power 265,747
11	Aggregate Amount Beneficially Owned by Each Reporting Person 265,747
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,500
8 Shared Voting Power 2,208,774
9 Sole Dispositive Power 3,500
10 Shared Dispositive Power 2,208,774
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,212,274
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 36.2%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011 and Amendment No. 6 filed with the Commission on April 8, 2011.

This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), and Mr. David Einhorn (the “Principal” and, together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and Advisors, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., Advisors GP and Advisors.  Mr. Einhorn is also a Director of the Issuer.

In addition, Advisors GP is the general partner of DME Capital Management, LP, a Delaware limited partnership (“DME CM”).  Advisors acts as the investment manager for a managed account (the “Managed Account”).  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”).  DME Management GP, LLC, a Delaware limited liability company controlled by the Principal (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).  DME CM acts as the investment manager for Greenlight Gold.

Certain of the Reporting Persons also own membership interests (the “Common Membership Interests”) in BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) on a one-for-one basis.  Pursuant to the amended and restated limited liability company agreement of the LLC, the Common Membership Interests may be exchanged at any time for shares of Common Stock on a one-for-one basis.  Upon the exchange of Common Membership Interests for Common Stock, the Class B Common Stock attributable to the exchanged Common Membership Interests will be transferred to the Issuer and retired.  Holders of Class B Common Stock are entitled to one vote for each share held.

The Reporting Persons are filing this Amendment in connection with the acquisition by the Reporting Persons of additional securities of the Issuer. This Amendment is being filed to amend Item 5 as follows:

Item 5	Interest in Securities of the Issuer

The Issuer’s Quarterly Report on Form 10-Q for the year ended June 30, 2012, as filed with the Commission on August 10, 2012 (the “10-Q”), reports that on June 15, 2012, the Issuer effected a one-for-twenty reverse stock split with respect to all outstanding shares of Common Stock and Class B Common Stock.  All share numbers reported herein reflect such reverse stock split.

In addition, certain of the Reporting Persons acquired additional shares of Common Stock on August 27, 2012 for no additional current consideration in accordance with the terms of an ownership “true-up” agreement entered into among certain principal stockholders of the Issuer, pursuant to which certain management members and affiliates of Greenlight Inc. and another principal stockholder of the Issuer agreed to exchange Units, shares of Common Stock or cash at a future date, depending on the Issuer’s performance.  This arrangement is more fully described in the Issuer’s Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007 and in subsequent periodic reports filed by the Issuer under the Securities Exchange Act of 1934, as amended.

The information in Item 5(a) of the Schedule 13D is hereby amended as follows:

(a)           (i) Greenlight LLC beneficially owns 817,612 shares of Common Stock (which equals the sum of (x) 113,712 shares of Common Stock and (y) 703,900 shares of Class B Common Stock (and corresponding Common Membership Interests)), which together represent 13.6% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Common Membership Interests beneficially owned by Greenlight LLC. Such securities beneficially owned by Greenlight LLC are held by Greenlight Fund (18,266 shares of Common Stock and 149,932 shares of Class B Common Stock (and corresponding Common Membership Interests)) and Greenlight Qualified (95,446 shares of Common Stock and 553,968 shares of Class B Common Stock (and corresponding Common Membership Interests)), which represent 3.1% and 11.0%, respectively, of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all the Common Membership Interests beneficially owned by Greenlight Fund and Greenlight Qualified, as applicable.

(ii) Greenlight Inc. beneficially owns 1,783,535 shares of Common Stock, which include the securities beneficially owned by Greenlight Fund and Greenlight Qualified reported above and the shares of Common Stock beneficially owned by Greenlight Offshore, which together represent 29.6% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all Common Membership Interests beneficially owned by Greenlight Fund and Greenlight Qualified. The 965,923 shares of Common Stock held by Greenlight Offshore represent 18.1% of the Issuer's outstanding shares of Common Stock.

(iii) Advisors GP beneficially owns 425,239 shares of Common Stock, 265,747 of which are also beneficially owned by Advisors and 159,492 of which are also beneficially owned by DME CM. Such shares of Common Stock represent 7.9% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all Common Membership Interests beneficially owned by Greenlight Gold. The shares of Common Stock beneficially owned by Advisors are held by the Managed Account, and represent 5.0% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by DME CM are held by Greenlight Gold and Greenlight Gold Offshore (of which (x) Greenlight Gold beneficially owns 30,190 shares of Common Stock and 77,055 shares of Class B Common Stock (and corresponding Common Membership Interests), representing 2.0% of the Issuer's outstanding shares of Common Stock, assuming the conversion of all of the Common Membership Interests beneficially owned by Greenlight Gold, and (y) Greenlight Gold Offshore beneficially owns 52,247 shares of Common Stock, representing 1.0% of the Issuer's outstanding shares of Common Stock), and together represent 3.0% of the Issuer’s outstanding shares of Common Stock.

(iv) DME Management GP beneficially owns 107,245 shares of Common Stock (which equals the sum of (x) 30,190 shares of Common Stock and (y) 77,055 shares of Class B Common Stock (and corresponding Common Membership Interests)), which together represent 2.0% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Common Membership Interests beneficially owned by DME Management GP. All of such securities beneficially owned by DME Management GP are held by Greenlight Gold.

(v) The Principal beneficially owns 2,212,274 shares of Common Stock (which equals the sum of (x) 1,430,569 shares of Common Stock, (y) 780,955 shares of Class B Common Stock (and corresponding Common Membership Interests) and (z) options to purchase up to 750 shares of Common Stock), which together represent 36.2% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Common Membership Interests and exercise of all such options beneficially owned by the Principal.  Such securities include the shares reported above, which are beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM and DME Management GP, and held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold Offshore and Greenlight Gold.

Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each of the Reporting Persons, by 5,324,746, the number of shares of the Issuer’s Common Stock outstanding as of August 7, 2012, as reported in the 10-Q, increased as applicable for each Reporting Person to reflect the assumed conversion of all Common Membership Interests and exercise of all options to purchase shares of Common Stock beneficially owned by such Reporting Person, if any.

Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership except to the extent of its respective pecuniary interests therein.  The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock or Class B Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold or Greenlight Gold Offshore, other than Greenlight Fund with respect to shares that it owns directly.

The information in Item 5(b) of the Schedule 13D is hereby amended as follows:

(b) Greenlight LLC has the power to vote and dispose of 817,612 shares of Common Stock beneficially owned by it.  Greenlight Inc. has the power to vote and dispose of 1,783,535 shares of Common Stock beneficially owned by it.  Greenlight Fund has the power to vote and dispose of 168,198 shares of Common Stock held by it.  Greenlight Qualified has the power to vote and dispose of 649,414 shares of Common Stock held by it.  Greenlight Offshore has the power to vote and dispose of 965,923 shares of Common Stock held by it.  Advisors GP has the power to vote and dispose of 425,239 shares of Common Stock beneficially owned by it.  Advisors has the power to vote and dispose of 265,747 shares of Common Stock beneficially owned by it.  The Principal may direct the vote and disposition of 3,500 shares of Common Stock held directly by the Principal and 2,208,774 shares of Common Stock beneficially owned by the other Reporting Persons.

(c) The only transactions in the Issuer’s securities in the last sixty days by any of the Reporting Persons (directly or through accounts over which the Reporting Persons may exercise voting and/or investment discretion) was the receipt by those Reporting Persons (or accounts over which certain Reporting Persons may exercise voting and/or investment discretion) set forth below on August 27, 2012 of grants of shares of the Issuer’s Common Stock, pursuant to the ownership “true-up” agreement referenced above.  The applicable Reporting Persons (or accounts over which certain Reporting Persons may exercise voting and/or investment discretion), and the number of shares of Common Stock received by them, are as follows:

Reporting Person (or account)	Shares of Common Stock
Greenlight Fund	6,144

Greenlight Qualified	22,681

Greenlight Gold	3,156

Greenlight Gold Offshore	1,431

Greenlight Offshore	31,467

Managed Account	4,503

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              September 6, 2012

Greenlight Capital, L.L.C.

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital, Inc.

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital, L.P.

By: Greenlight Capital, L.L.C.,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital Qualified, L.P.

By: Greenlight Capital, L.L.C.,
its General Partner

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

Greenlight Capital Offshore Partners

By: Greenlight Capital, Inc.,
its Investment Manager

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By: /s/ DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/ DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Securities and Exchange Commission on June 26, 2007 by the Reporting Persons with respect to the shares of Common Stock of BioFuel Energy Corp., is hereby incorporated by reference.

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.